As filed with the Securities and Exchange Commission on November 30, 1998
                     Registration File Nos. ________/811-

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       ---------------------------------
                                   FORM S-6

                       ---------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                       ---------------------------------
                 LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT
                 ---------------------------------------------
                             (Exact Name of Trust)

                          PFL LIFE INSURANCE COMPANY
                          --------------------------
                              (Name of Depositor)

                            4333 Edgewood Road, NE
                           Cedar Rapids, Iowa  52499
         -------------------------------------------------------------
         (Complete Address of Depositor's Principal Executive Offices)

                              Frank A. Camp, Esq.
                  Vice President and Division General Counsel
                          PFL Life Insurance Company
                            4333 Edgewood Road, NE
                           Cedar Rapids, Iowa  52499
               ------------------------------------------------
               (Name and Complete Address of Agent for Service)

                                  Copies to:

                          Frederick R. Bellamy, Esq.
                        Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404

                       ---------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Pursuant  to  Rule  24f-2  under  the  Investment  Company  Act of  1940,  the

Registrant hereby elects to register an indefinite amount of securities being offered.

              --------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                    Company
                                     LOGO
P R O S P E C T U S
MAY 1, 1999

                                   LEGACY BUILDER II(SM)
                                        issued by
                               PFL Life Insurance Company

                       A MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                     CONSIDER CAREFULLY THE RISK FACTORS
                                     BEGINNING ON PAGE    OF THIS PROSPECTUS.

                                     An investment in this Policy is not a
                                     bank deposit. The Policy is not insured
                                     or guaranteed by the Federal Deposit
                                     Insurance Corporation or any other
THE SECURITIES AND EXCHANGE          government agency.
COMMISSION HAS NOT APPROVED
OR DISAPPROVED THESE SECURITIES      A prospectus for the Portfolios of the
OR PASSED UPON THE ADEQUACY
OF THIS PROSPECTUS. ANY              [ ] AIM Variable Insurance Fund
REPRESENTATION TO THE CONTRARY       [ ] MFS Variable Insurance Trust
IS A CRIMINAL OFFENSE.               [ ] Dreyfus Stock Index Fund
                                     [ ] Dreyfus Variable Investment Fund
                                     [ ] Oppenheimer Variable Account Funds and
                                     [ ] WRL Series Fund, Inc.
                                     must accompany this prospectus. Please
                                     read these documents before investing and save them for future reference.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Glossary ..............................................................     1
Policy Summary ........................................................     4
Risk Summary ..........................................................    10
Portfolio Annual Expense Table ........................................    13
PFL and the Fixed Account .............................................    14
    PFL Life Insurance Company ........................................    14
    The Fixed Account Options .........................................    14
        The Standard Fixed Account ....................................    14
        The Fixed Dollar Cost Averaging ("Fixed DCA") Account .........    14
The Separate Account and the Portfolios ...............................    15
    The Separate Account ..............................................    15
    The Portfolios ....................................................    16
    Addition, Deletion, or Substitution of Investments ................    19
    Your Right to Vote Portfolio Shares ...............................    19
The Policy ............................................................    20
    Purchasing a Policy ...............................................    20
    When Insurance Coverage Takes Effect ..............................    20
    Ownership Rights ..................................................    22
    Changing the Owner ................................................    22
    Choosing the Beneficiary ..........................................    22
    Changing the Beneficiary ..........................................    22
    Assigning the Policy ..............................................    23
    Canceling a Policy ................................................    23
Premiums ..............................................................    23
    Initial Premium ...................................................    23
    Additional Premiums ...............................................    24
    Allocating Premiums ...............................................    24
Policy Values .........................................................    26
    Cash Value ........................................................    26
    Net Surrender Value ...............................................    26
    Subaccount Value ..................................................    26
    Unit Value ........................................................    27
    Fixed Account Value ...............................................    27
Transfers .............................................................    28
    General ...........................................................    28
    Standard Dollar Cost Averaging ....................................    29
    Asset Rebalancing Program .........................................    29
    Standard Fixed Account Transfers ..................................    30
Charges and Deductions ................................................    31
    Premium Deductions ................................................    31
    Daily Charge ......................................................    31
    Monthly Deduction .................................................    31
        Cost of Insurance Charge ......................................    33
    Surrender Charge ..................................................    33
    Transfer Charge ...................................................    34

    Portfolio Expenses .........................................................   34
    Guaranteed Minimum Death Benefit Rider Charge ..............................   34
Death Benefit ..................................................................   34
    Death Benefit Proceeds .....................................................   34
    Death Benefit ..............................................................   35
    Effects of Partial Withdrawals on the Death Benefit ........................   35
    Guaranteed Minimum Death Benefit Rider .....................................   36
    Changing the Specified Amount ..............................................   36
    Payment Options ............................................................   36
Surrenders and Partial Withdrawals .............................................   36
    Surrenders .................................................................   36
    Partial Withdrawals ........................................................   37
Loans ..........................................................................   38
    General ....................................................................   38
    Interest Rate Charged ......................................................   38
    Loan Reserve Interest Rate Credited ........................................   39
    Preferred Loans ............................................................   39
    Effect of Policy Loans .....................................................   39
Policy Lapse ...................................................................   40
    Lapse ......................................................................   40
Federal Income Tax Considerations ..............................................   40
    Tax Treatment of Policy Benefits ...........................................   41
Other Policy Information .......................................................   43
    Our Right to Contest the Policy ............................................   43
    Suicide Exclusion ..........................................................   43
    Misstatement of Age or Gender ..............................................   43
    Modifying the Policy .......................................................   43
    Payments We Make ...........................................................   44
    Reports to Owners ..........................................................   44
    Records ....................................................................   45
    Policy Termination .........................................................   45
    Supplemental Benefits (Riders) .............................................   45
        Extended Maturity Date .................................................   45
        Accelerated Death Benefit ..............................................   45
        Guaranteed Minimum Death Benefit .......................................   45
Performance Data ...............................................................   46
    Hypothetical illustrations based on adjusted historic Portfolio performance    46
Additional Information .........................................................   53
    Sale of the Policies .......................................................   53
    Legal Matters ..............................................................   53
    Legal Proceedings ..........................................................   53
    Year 2000 Matters ..........................................................   53
    Financial Statements .......................................................   55
    Additional Information about PFL Life Insurance Company ....................   55
    PFL's Executive Officers and Directors .....................................   56
    Additional Information about the Separate Account ..........................   57
Illustrations ..................................................................   57
Index to Financial Statements ..................................................   59
    PFL Life Insurance Company .................................................   59

GLOSSARY
--------------------------------------------------------------------------------

 age                The age of the person insured on his or her last birthday before the Policy
                    Date, plus the number of completed years since the Policy Date.
                    --------------------------------------------------------------------------------
 beneficiary(ies)   The person or persons you select to receive the death benefit from this policy.
                    You name primary beneficiary and any contingent beneficiaries.
                    --------------------------------------------------------------------------------
 Cash Value         The sum of your Policy's value in the subaccounts and the fixed account. If there is a Policy loan outstanding, the Cash Value includes any amounts held in the company's general account to secure the Policy loan.
                    --------------------------------------------------------------------------------
 company (we,       PFL Life Insurance Company ("PFL").
 us, our)
                    --------------------------------------------------------------------------------
 daily charge       The amount we deduct each Valuation Date from assets in the subaccounts as part of the calculation of the unit value for each subaccount.
                    --------------------------------------------------------------------------------
 death benefit      The amount we will pay to the beneficiary on the Insured's death. We will
 proceeds           reduce the death benefit proceeds by the amount of any outstanding loan amount (including any interest you owe on the Policy loan(s)), and plus any due and unpaid monthly deduction.
                    --------------------------------------------------------------------------------
 fixed account      A set of options to which you may allocate premiums and Cash Value. We
 options            guarantee that any amounts you allocate to the fixed account options will earn interest at a declared rate. The fixed account options are the standard fixed account and the Fixed Dollar Cost Averaging Account ("Fixed DCA Ac-
                    count").
                    --------------------------------------------------------------------------------
 free look period   The period during which you may return the Policy and receive a refund as described in this prospectus. The length of the free look period varies by state. The free look period is listed in the Policy.
                    --------------------------------------------------------------------------------
 Funds              Investment companies registered with the U.S. Securities and Exchange
                    Commission. The Policy allows you to invest in the Portfolios of the Funds through our subaccounts.
                    --------------------------------------------------------------------------------
 in force           While coverage under the Policy is active and the Insured's life remains insured.
                    --------------------------------------------------------------------------------
 initial premium    The amount you must pay before insurance coverage begins under this Policy.
                    The initial premium is shown on the schedule page of your Policy.
                    --------------------------------------------------------------------------------
 Insured(s)         The person or persons whose lives are insured by this Policy. Joint Insureds must be spouses.
                    --------------------------------------------------------------------------------
 Joint and Last     A Policy that pays the death benefit to the beneficiary on the death of the last-to-die of the two named Insureds.
                    --------------------------------------------------------------------------------
 Survivor
 Policy

 lapse            When life insurance coverage ends because you do not have enough Cash
                  Value in the Policy to pay the monthly deduction, the surrender charges and any outstanding loan amount (including any interest you owe on the Policy loan(s)), and you have not made a sufficient payment by the end of a grace period. The Policy will not lapse if you have purchased the Guaranteed
                  Minimum Death Benefit rider and the rider is in effect.
                  -------------------------------------------------------------------------------
 loan amount      The total amount of all outstanding Policy loans, including both principal and interest due.
                  -------------------------------------------------------------------------------
 maturity date    The Policy anniversary when the younger Insured reaches age 100 and life insurance coverage under this Policy ends. You may continue coverage, at your option, under the Policy's extended maturity date benefit provision.
                  -------------------------------------------------------------------------------
 Monthiversary    The same date each month as the Policy Date. If there is no Valuation Date in the calendar month that coincides with the Policy Date, the Monthiversary is the next Valuation Date.
                  -------------------------------------------------------------------------------
 Monthly Policy   The charge deducted from the Cash Value (less the loan amount) on each
 Charge           Monthiversary. .
                  -------------------------------------------------------------------------------
 Net Surrender    The amount we will pay you if you surrender the Policy while it is in force.
 Value            The Net Surrender Value on the date you surrender is equal to: the Cash
                  Value, minus any surrender charge, and minus any outstanding loan amount
                  (including any interest you owe on Policy loan(s)).
                  -------------------------------------------------------------------------------
 Office           Our administrative and service office is Financial Markets Division, Variable
                  Annuity Department, P.O. Box 3183, Cedar Rapids, Iowa 52406-3183 or 4333
                  Edgewood Road NE, Cedar Rapids, Iowa 52499-0001. Our phone number is
                  1-800-525-6205.
                  -------------------------------------------------------------------------------
 Policy Date      The date when our underwriting process is complete, full life insurance coverage goes into effect, we issue the Policy, and we begin to deduct the
                  Monthly Policy Charge. The Policy Date is shown on the schedule page of your Policy. It is also the date when, depending on your state of residence, we allocate your premium (plus interest) either to the Reallocation Account or to the subaccounts and fixed account options you selected on your applica-
                  tion. The free look period begins on the Policy Date. We measure Policy months, years, and anniversaries from the Policy Date.
                  -------------------------------------------------------------------------------
 premiums         All payments you make under the Policy other than loan repayments.
                  -------------------------------------------------------------------------------
 Reallocation     The standard fixed account.
 Account
                  -------------------------------------------------------------------------------
 Reallocation     The date shown on the schedule page of your Policy when we reallocate any
 Date             premium (plus interest) held in the Reallocation Account to the subaccounts and fixed account options you selected on your application. We place your premium in the Reallocation Account only if your state requires us to return the full premium in the event you exercise your free look right. In all other states, the Reallocation Date is the Policy Date.
                  -------------------------------------------------------------------------------

 separate         The Legacy Builder Variable Life Separate Account. It is a separate invest-
 account          ment account that is divided into subaccounts. We established the separate account to receive and invest premiums under the Policy and other variable life insurance policies we may issue.
                  ---------------------------------------------------------------------------------
 Specified        The death benefit we will pay under the Policy, as shown on the Policy
 Amount           schedule page, provided the Policy is in force and has not lapsed. The
                  Specified Amount varies by the Insured's age, gender and risk class. Any partial withdrawal proportionately decreases the Specified Amount.
                  ---------------------------------------------------------------------------------
 subaccount       A subdivision of the separate account that invests exclusively in shares of one investment portfolio of the Fund.
                  ---------------------------------------------------------------------------------
 Surrender        If, during the first 9 Policy years, you fully surrender the Policy, a Surrender
 Charge           Charge will be taken from the Cash Value.
                  ---------------------------------------------------------------------------------
 termination      When the Insured's life (Surviving Insured under the Joint Policy) is no longer insured under the Policy.
                  ---------------------------------------------------------------------------------
 Valuation Date   Each day the New York Stock Exchange is open for trading, except days when a subaccount's corresponding Portfolio does not value its shares.
                  ---------------------------------------------------------------------------------
 Valuation        The period beginning at the end of one Valuation Date and continuing to the
 Period           end of the next Valuation Date.
                  ---------------------------------------------------------------------------------
 written notice   The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified, and (3) be received at our Office.
                  ---------------------------------------------------------------------------------
 You, your (the   The person entitled to exercise all rights as owner under the Policy.
 owner)
                  ---------------------------------------------------------------------------------


POLICY SUMMARY
--------------------------------------------------------------------------------

  THE POLICY IN GENERAL The Legacy Builder II(SM) is a modified single premium variable life insurance policy. You may buy it as individual or as joint and last survivor life insurance.

  The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for the Insured(s) named in the Policy. You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.

                                /graphic omitted/

                                   PREMIUMS

  /bullet/ If the Insured qualifies for simplified underwriting, conditional life insurance coverage begins as soon as you complete an application and pay an initial premium of at least $20,000. Once we determine that the Insured meets our underwriting requirements, full insurance coverage begins and we will issue your Policy, and we will begin to deduct monthly and daily insurance charges from your premium. This date is the Policy Date. On that date, we will allocate your premium (plus interest) to either the Reallocation Account or to the subaccounts and fixed account options, depending on the state in which you live.

  /bullet/ If the Insured qualifies for simplified underwriting, the maximum premium you can pay at the time of your application is:

                        -- $50,000 (for Ages 35-49)
                        -- $100,000 (for Ages 50-80)

            Other limits apply for joint policies and policies with full underwriting.

  /bullet/ Once we issue your Policy, the FREE LOOK PERIOD begins. You may return the Policy during this period and receive a refund. Depending on your state of residence, we will place your premium (plus interest) in the Reallocation Account during the free look period. See p. .

  /bullet/ We will accept additional premiums only in certain limited circumstances.

                                /graphic omitted/

                  DEDUCTIONS FROM PREMIUM BEFORE WE PLACE IT
                  IN SUBACCOUNT AND/OR FIXED ACCOUNT OPTIONS
                    /bullet/  From the initial premium: NONE
                    /bullet/  From additional premiums: NONE

                                /graphic omitted/

                               INVESTMENT OPTIONS
   ---------------------------------------------------------------------------

    You may direct the money in your Policy to any of the subaccounts of the separate account. THE MONEY YOU PLACE IN THE SUBACCOUNTS IS NOT GUARANTEED. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON INVESTMENT PERFORMANCE. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

    Each subaccount invests exclusively in one investment portfolio of a Fund. The Portfolios available to you are:

    AIM VARIABLE INSURANCE FUNDS, INC.
    AIM V.I. Capital Appreciation Fund
    AIM V.I. Government Securities Fund
    AIM V.I. Growth & Income Fund
    AIM V.I. Value Fund

    DREYFUS STOCK INDEX FUND

    DREYFUS VARIABLE INVESTMENT FUND
    Dreyfus Money Market Portfolio
    Dreyfus Small Company Stock
      Portfolio

    MFS VARIABLE INSURANCE TRUST
    MFS Emerging Growth Series
    MFS Foreign & Colonial Emerging
      Markets Equity Series
    MFS Research Series
    MFS Total Return Series
    MFS Utilities Series

    OPPENHEIMER VARIABLE ACCOUNT FUNDS
    Oppenheimer Global Securities Fund
    Oppenheimer Growth Fund
    Oppenheimer Growth & Income Fund
    Oppenheimer High Income Fund
    Oppenheimer Strategic Bond Fund

    WRL SERIES FUND, INC.
     WRL Emerging Growth Portfolio
    WRL Global Portfolio
     WRL Growth Portfolio

                              FIXED ACCOUNT OPTIONS
   ---------------------------------------------------------------------------

    You may also direct the money in your Policy to the fixed account options.

    Money you place in the standard fixed account option will earn interest at current interest rates declared from time to time. The interest rate will equal at least 3%.

    At the time of purchase, you may place the entire initial premium in the Fixed Dollar Cost Averaging (Fixed DCA) Account. Money you place in the Fixed DCA Account will earn interest at an annual rate of at least 3%. Money will be transferred out of the Fixed DCA Account in equal monthly installments and placed in the subaccounts and standard fixed option of your choice.

                                /graphic omitted/

                                  CASH VALUE

  /bullet/ The sum of your Policy's value in the subaccounts and the fixed account. If there is a loan outstanding, the Cash Value includes any amounts held in the company's general account to secure the Policy loan.

  /bullet/ Cash Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account options, the charges deducted and any other Policy transactions (such as transfers, withdrawals, and Policy loans).

  /bullet/ Cash Value is the starting point for calculating important values under the Policy, such as Net Surrender Value and the death benefit.

  /bullet/ There is no guaranteed minimum Cash Value. The Policy may lapse if you do not have sufficient Cash Value in the Policy to pay the Monthly Policy Charge(s), the surrender charges and/or any outstanding loan amount (including interest you owe on any Policy loan(s)). The Policy will not lapse if you have purchased the Guaranteed Minimum Death Benefit rider and the rider is in effect.

                                /graphic omitted/

                                   TRANSFERS

  /bullet/ You can transfer Cash Value among the subaccounts and the standard fixed account. We reserve the right to charge a $10 transfer processing fee for each transfer after the 12th transfer in a Policy year.

  /bullet/ Policy loans reduce the amount of Cash Value available for transfers.

  /bullet/  Dollar cost averaging and asset rebalancing programs are available.

  /bullet/ Transfers from the standard fixed account may be made no later than 30 days after each Policy anniversary, and are limited to the greater of:

            /arrow/ 25% of the value in the standard fixed account OR
            /arrow/ the amount transferred from the fixed account in the prior
                    Policy year.

                                /graphic omitted/

                            CHARGES AND DEDUCTIONS

  /bullet/ On the Policy Date and on each Monthiversary, we deduct the Monthly Policy Charge from your Cash Value (reduced by the loan amount). The Monthly Policy Charge pays for policy administrative expenses and the cost of providing death benefits under the Policy. The Monthly Policy Charge will vary with the gender of the Insured, the number of Insureds, and the number of Policy Years you have owned the Policy.

  /bullet/ On each Valuation Date, we will deduct a Daily Charge from the unit value of each subaccount, at an annual rate equal to 0.50%.

  /bullet/ Each Portfolio assesses management fees and operating expenses from the money you place with the Portfolio, at the rate shown in the Portfolio Annual Expenses Table. See also the Fund prospectuses.

  /bullet/ The company reserves the right to charge a maximum Monthly Cost of Insurance Charge. See page . Currently, we do not assess a Cost of Insurance Charge. A declining surrender charge of up to 9.75% of each premium will apply to a full surrender or a lapse occurring during the first 9 Policy years.

  /bullet/ If you select the Guaranteed Minimum Death Benefit rider at application, we will deduct .02% each month from your Cash Value on each Monthiversary.

                                /graphic omitted/

                                     LOANS

  /bullet/ You may take a loan against the Policy for amounts up to 90% of the Cash Value, less any surrender charges and any outstanding loan amount.

  /bullet/ We currently charge 6.0% interest annually, payable in arrears on any outstanding loan amount; a lower rate applies to any preferred loans.


  /bullet/ We currently permit preferred loans to be taken anytime. Under this provision, you may borrow an amount equal to the Cash Value less total premiums paid, less any outstanding loan amount. We currently charge a 3.0% preferred loan rate.

  /bullet/ The amount borrowed is secured by a transfer of a portion of Cash Value to a loan reserve account that is part of our general account. You will earn 3.0% interest on amounts in the loan reserve account.

  /bullet/ Federal income taxes and a penalty tax may apply to loans you make against the Policy.

  /bullet/ If you take a loan, we will terminate any Guaranteed Minimum Death Benefit rider.

                                /graphic omitted/

                                 DEATH BENEFIT

  /bullet/ So long as the Policy does not lapse, the death benefit is the greater of:

            /arrow/  a variable death benefit or
            /arrow/ the current Specified Amount, on the date of death of the Insured (last Insured to die, if a Joint Policy).

  /bullet/ We will reduce the death benefit proceeds by the amount of any outstanding loan amount (including any interest you owe on Policy loan(s)), and any due and unpaid monthly deduction.

  /bullet/ The variable death benefit is equal to the Cash Value multiplied by the appropriate limitation percentage. See the table on page .

  /bullet/  You may not decrease or increase the Specified Amount.

  /bullet/  The death benefit should be income tax free to the beneficiary.

  /bullet/ The death benefit is available in a lump sum or a variety of payout options.

  /bullet/ If you purchase the GUARANTEED MINIMUM DEATH BENEFIT RIDER and the rider is in effect, then, if the Net Surrender Value on any Monthiversary is not sufficient to cover the Monthly Policy Charge on such day, then coverage will be provided as indicated below, and no grace period will begin, provided no Policy loans have been taken under the Policy.

            If a death benefit is payable due to the provisions of this rider, then the following minimum death benefit is applicable:

            (1) Duringthe first fifteen Policy years, or before the Policy anniversary next following the Insured's (younger Joint Insured, if under a Joint Policy) 75th birthday, if sooner, the minimum death benefit payable will be as described directly above.
            (2) After the first fifteen Policy years, or on or after the Policy anniversary next following the Insured's (younger Joint Insured, if under a Joint Policy) 75th birthday, if sooner, the minimum death benefit payable will be the initial premium, reduced by any partial withdrawals. However, in no event will this minimum death benefit ever be less than $1,000.

            If you take a Policy loan, the Guaranteed Minimum Death Benefit rider terminates and your Policy could lapse.

  /bullet/ A partial withdrawal will reduce the Specified Amount by the amount of the withdrawal times the ratio of the initial Specified Amount to the initial premium.

                                /graphic omitted/

                      PARTIAL WITHDRAWALS AND SURRENDERS

  /bullet/ You can take one withdrawal of Cash Value every 12 months after the first Policy year.

  /bullet/ The amount of the withdrawal is limited to your Policy's earnings which we compute as: the Cash Value, MINUS any outstanding Policy loans, MINUS any interest you owe on Policy loans, and MINUS total premiums paid.

  /bullet/  There is no surrender charge on partial withdrawals.

  /bullet/ A partial withdrawal reduces the current Specified Amount (the minimum death benefit) by:

            Amount of withdrawal  X  INITIAL SPECIFIED AMOUNT
                                         initial premium

  /bullet/ A partial withdrawal does not void a Guaranteed Minimum Death Benefit rider, but it reduces the death benefit we would pay, as described above. In no event will any partial withdrawal reduce the minimum death benefit below $1,000.

  /bullet/ Federal income taxes and a penalty tax may apply to partial withdrawals and surrenders.

  /bullet/ You may fully surrender the Policy at any time. You will receive the Net Surrender Value (Cash Value, minus any surrender charges, minus any Policy loans outstanding, and minus any interest you owe on Policy loans).

RISK SUMMARY
--------------------------------------------------------------------------------

 INVESTMENT                   If you direct us to invest your Cash Value in
 RISK                         one or more subaccounts, you will be subject to
                              the risk that investment performance will be
                              unfavorable and that the Cash Value of your Policy
                              will decrease. If you select the fixed account
                              options, you are credited with a declared rate of
                              interest, but you assume a risk that the rate may
                              decrease, although it will never be lower than a
                              guaranteed minimum annual effective rate of 3.0%.
                              Because charges continue to be deducted from Cash
                              Value, if investment results are suf- ficiently
                              unfavorable, the Net Surrender Value of your
                              Policy may fall to zero. In that case, if the
                              Guaranteed Minimum Death Benefit rider is not in
                              effect, the Policy will lapse without value and
                              insurance coverage will no longer be in effect,
                              unless you make an additional payment sufficient
                              to prevent a lapse. On the other hand, if
                              investment experience is sufficiently favorable
                              and you have kept the Policy in force for a
                              substantial time, you may be able to draw upon
                              Cash Value, through withdrawals and Policy loans.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 RISK OF LAPSE                If the Net Surrender Value of your Policy (that
                              is, the Cash Value, minus surrender charges and
                              minus outstanding loan amounts) is too low to pay
                              a Monthly Policy Charge, loan charges and rider
                              fees when due, and if the Guaranteed Minimum Death
                              Benefit rider is not in effect, the Policy will be
                              in default and a grace period will begin. There is
                              the risk that if withdrawals, loans and monthly
                              deductions reduce your Net Surrender Value to too
                              low an amount and/or if the investment experience
                              of your selected subaccounts is unfavorable, then
                              the Policy could lapse. In that case, you will
                              have a 61-day grace period to make a sufficient
                              payment. If a sufficient payment is not paid
                              before the grace period ends, your Policy will end
                              without value, insurance coverage will no longer
                              be in effect, and you will receive no benefits.

                              You may not reinstate this Policy after it has
                              lapsed.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 TAX RISKS                    We expect that the Policy will be deemed a life
 (INCOME TAX                  insurance contract under Federal tax law, so that
 AND MEC)                     the death benefit paid to the beneficiary will not
                              be subject to Federal income tax. However, the
                              Policy may be treated as a modified endowment
                              contract ("MEC") under Federal tax laws. As a
                              result, partial withdrawals, surrenders and loans
                              under a Policy that is a MEC will be taxable as
                              ordinary income to the extent of its earnings in
                              the Policy. In addition, a 10% penalty tax may be
                              imposed on partial withdrawals, surrenders and
                              loans taken before you reach age 591/2. You should
                              consult a qualified tax advisor for assistance in
                              all tax matters involving your Policy.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 LIMITS ON                    The Policy permits you to take only one partial
 WITHDRAWALS                  withdrawal in any twelve month period, after the
                              first Policy year has been completed. The amount
                              you may withdraw is limited to earnings. We
                              calculate earnings as Cash Value, reduced by any
                              outstanding loan amount (including any interest
                              due on the Policy loans) and any premiums paid. A
                              partial withdrawal will reduce the Specified
                              Amount (and the minimum death benefits under the
                              Guaranteed Minimum Death Benefit rider) by: Amount
                              of withdrawal X initial Specified Amount initial
                              Premium This reduction may be significant.
                              However, in no event will any withdrawal reduce
                              the minimum death benefit under the Guaranteed
                              Minimum Death Benefit rider below $1,000. Federal
                              income taxes and a tax penalty may apply to
                              partial withdrawals and surrenders.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 EFFECTS OF                   A Policy loan, whether or not repaid, will affect
 POLICY LOANS                 Cash Value over time because we subtract the
                              amount of the loan from the subaccounts and fixed
                              account options as collateral. We then credit a
                              fixed interest rate of 3.0% to the loan
                              collateral. As a result, the loan collateral does
                              not participate in the investment results of the
                              subaccounts nor does it receive the current
                              interest rates credited to the fixed account
                              options. The longer the loan is outstand- ing, the
                              greater the effect is likely to be. Depending on
                              the investment results of the subaccounts and the
                              interest rates credited to the fixed account, the
                              effect could be favorable or unfavorable.

                              A Policy loan affects the death benefit because a loan terminates a Guaranteed Minimum Death Benefit rider. In addition, a Policy loan reduces the death benefit proceeds and Net Surrender Value by the amount of the outstanding loan, plus any interest you owe on Policy loans.

                              A Policy loan could make it more likely that a
                              Policy would terminate. There is a risk if the
                              loan reduces your Net Surrender Value to too low
                              an amount and investment experience is
                              unfavorable, that the Policy will lapse, resulting
                              in adverse tax consequences. You will have a
                              61-day grace period to submit a sufficient payment
                              to avoid the Policy's termination without value
                              and the end of insurance coverage.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 COMPARISON                   Like fixed benefit life insurance, the Policy
 WITH OTHER                   offers a death benefit and provides a Cash Value,
 INSURANCE                    loan privileges and a value on surrender. However,
 POLICIES                     the Policy differs from a fixed benefit policy
                              because it allows you to place your premium in
                              investment subaccounts. The amount and duration of
                              life insurance protection and of the Policy's Cash
                              Value will vary with the investment performance of
                              the assets you place in the subaccounts. In
                              addition, the Cash Value and Net Surrender Values
                              will always vary with the investment experience of
                              your selected subaccounts. As you consider
                              purchasing this Policy, keep in mind that it may
                              not be to your advantage to replace existing
                              insurance with the Policy.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 ILLUSTRATIONS                The hypothetical illustrations in this prospectus
                              or used in connection with the purchase of a
                              Policy are based on hypothetical rates of return.
                              These rates are not guaranteed, and are provided
                              only to illustrate how the Specified Amount,
                              Policy charges and hypothetical rates of return
                              affect death benefit levels, Cash Value and Net
                              Surrender Value of the Policy. We may also
                              illustrate Policy values based on the adjusted
                              historical performance of the Portfolios since the
                              Portfolios' inception, reduced by Policy and
                              subaccount charges. The hypothetical and adjusted
                              historic portfolio rates illustrated should not be
                              considered to represent past or future
                              performance. There is the risk that actual rates
                              of return may be higher or lower than those
                              illustrated, so that the values under your Policy
                              will be different from those in the illustrations.

PORTFOLIO ANNUAL EXPENSE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This table shows the fees and expenses charged by the Portfolios. More detail concerning the Portfolio's fees and expenses is contained in the prospectuses for the Funds.

ANNUAL PORTFOLIO OPERATING EXPENSES
(As a percentage of average Portfolio assets after fee waivers and expense reimbursements)

                                                                                   TOTAL
                                         MANAGEMENT         OTHER EXPENSES         ANNUAL
  PORTFOLIO                                 FEES        (AFTER REIMBURSEMENT)     EXPENSES
 AIM V.I. Capital Appreciation (1)         0.63%               0.05%               0.68%
 AIM V.I. Government Securities (1)        0.50%               0.37%               0.87%
 AIM V.I. Growth & Income (1)              0.63%               0.06%               0.69%
 AIM V.I. Value (1)                        0.62%               0.08%               0.70%
 Dreyfus Money Market                      0.50%               0.12%               0.62%
 Dreyfus Small Company Stock               0.75%               0.64%               1.39%
 Dreyfus Stock Index                       0.25%               0.05%               0.30%
 MFS Emerging Growth (2)                   0.75%               0.12%               0.87%
 MFS Foreign & Colonial Emerging
  Markets Equity (2)                       1.25%               0.25%               1.50%
 MFS Research (2)                          0.75%               0.13%               0.88%
 MFS Total Return (2)                      0.75%               0.25%               1.00%
 MFS Utilities (2)                         0.75%               0.25%               1.00%
 Oppenheimer Global Securities             0.70%               0.06%               0.76%
 Oppenheimer Growth                        0.73%               0.02%               0.75%
 Oppenheimer Growth & Income               0.75%               0.08%               0.83%
 Oppenheimer High Income                   0.75%               0.07%               0.82%
 Oppenheimer Strategic Bond                0.75%               0.08%               0.83%
 WRL Emerging Growth (3)                   0.80%               0.13%               0.93%
 WRL Global (3)                            0.80%               0.20%               1.00%
 WRL Growth (3)                            0.80%               0.07%               0.87%

(1) A I M Advisors, Inc. ("AIM") may from time to time voluntarily waive or reduce its respective fees. Effective May 1, 1998, the Portfolios reimbursed AIM in an amount up to 0.25% of the average net asset value of each Portfolio, for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services. Currently, the fee only applies to the average net asset value of each Portfolio in excess of the net asset value of each Portfolio as calculated on April 30, 1998.

(2) Each MFS Portfolio has an expense offset arrangement that reduces each Portfolio's custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Portfolio's expenses). Any such fee reductions are not reflected under "Other Expenses." The adviser for these Portfolios has agreed to bear expenses for each Portfolio, subject to reimbursement by each Portfolio, such that each Portfolio's "Other Expenses" shall not exceed 0.25% of the average daily net assets of each Portfolio during the current fiscal year. Otherwise, "Other Expenses" and "Total Portfolio Annual Expenses" for 1998 would be: 0. % and 0. %, respectively, for MFS Total Return; 0. % and
       0. %, respectively, for MFS Utilities; and 0. % and 0. %, respectively, for MFS Foreign & Colonial Emerging Markets Equity.

(3) Effective January 1, 1997, the WRL Series Fund, Inc. adopted a Plan of Distribution ("Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 and pursuant to the Distribution Plan, entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the WRL Series Fund, Inc. Under the Distribution Plan, the WRL Series Fund, Inc., on behalf of its Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the WRL Series Fund, Inc. of distribution expenses incurred with respect to any Portfolio during the fiscal year ending December 31, 1999. We will notify you in advance if ISI decides to seek reimbursement.

     The purpose of the preceding Table is to assist the Owner in understanding the various costs and expenses that a Owner will bear directly and indirectly. The Table reflects charges and expenses of the Portfolios of the Funds for the fiscal year ended December 31, 1998. Expenses of the Funds may be higher or lower in the future. For more information on the charges described in this Table, see the Funds' prospectuses which accompany this prospectus.

PFL AND THE FIXED ACCOUNT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PFL LIFE INSURANCE COMPANY

     PFL Life Insurance Company is the insurance company issuing the Policy. PFL was incorporated under Iowa law on April 19, 1961. PFL established the separate account to support the investment options under this Policy and under other variable life insurance policies we may issue. Our general account supports the fixed account options under the Policy.

THE FIXED ACCOUNT OPTIONS

     The fixed account is part of PFL's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, PFL has sole discretion over the investment of the fixed account's assets. PFL bears the full investment risk for all amounts contributed to the fixed account. PFL guarantees that the amounts allocated to the fixed account options will be credited interest daily at a net effective interest rate of at least 3%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

     THE STANDARD FIXED ACCOUNT. Money you place in the standard fixed account option will earn interest compounded daily at a current interest rate in effect at the time of your allocation. The interest rate is guaranteed never to be less than 3% per year. We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the standard fixed account.

     THE FIXED DOLLAR COST AVERAGING ("FIXED DCA") ACCOUNT. To be eligible for dollar cost averaging, you must elect the Fixed DCA Account on your application and put your entire initial premium in the Fixed DCA Account. Money you place in the Fixed DCA Account will earn interest at rates we declare from time to time. Money will be transferred out of the Fixed DCA Account in equal monthly installments with the first transfer starting on the first Monthiversary after the Reallocation Date. Interest accrued on the premiums will be transferred in the last month of the Fixed DCA Account term. Money in the Fixed DCA Account may be transferred entirely to other subaccounts or the standard fixed account after one month.

     There is no charge for participating in the Fixed DCA Account.

     We reserve the right to stop offering the Fixed DCA Account at any time for any reason. We may offer a higher 30-day interest rate guaranteed for one month. If you exercise your free look right, the portion of the initial premium held in the Fixed DCA Account will be credited with interest at the rate we then credit to the standard fixed account.

 FIXED DOLLAR COST          /bullet/  we receive written notice from you instructing us to cancel
 AVERAGING WILL END IF:               the program,
                            /bullet/  you elect to participate in the Asset Rebalancing Program,
                                      or
                            /bullet/  you elect to participate in any asset allocation service provided by a third party.

     THE FIXED ACCOUNT OPTIONS HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT OPTIONS.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE SEPARATE ACCOUNT

     The separate account is divided into subaccounts, each of which invests in shares of a specific Portfolio of one of the following Funds:


/bullet/ AIM Variable Insurance Funds, Inc. (managed by A I M Advisors, Inc.) /bullet/ Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund
          (managed by The Dreyfus Corporation)
/bullet/ MFS Variable Insurance Trust (managed by Massachusetts Financial Services Company)
/bullet/  Oppenheimer Variable Account Funds (managed by Oppenheimer Funds,
          Inc.)
/bullet/  WRL Series Fund, Inc. (managed by WRL Investment Management, Inc.)

The subaccounts buy and sell Portfolio shares at net asset value without any sales charge. Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

     Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

     The separate account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. We may substitute another subaccount, portfolio or insurance company separate account under the Policies if, in our judgment, investment in a subaccount or portfolio would no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another subaccount or insurance company separate account is in the best interest of owners. No substitution shall take place without notice to owners and prior approval of the Securities and Exchange Commission (Commission) and insurance company regulators, to the extent required by the 1940 Act and applicable law.

THE PORTFOLIOS

     The separate account invests in shares of certain Portfolios of the Funds. Each of the Funds is a mutual fund that is registered with the Commission as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the Commission.

     Each Portfolio's assets are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies that are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding Portfolios may not be available to residents of some states.

     Each Portfolio's investment objective(s) and policies are summarized below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the Portfolios, including a description of risks, in the prospectuses for the Funds. You should read the Funds' prospectuses carefully.

PORTFOLIO                                             INVESTMENT OBJECTIVE
--------------              -----------------------------------------------------------------------
AIM V.I.         /arrow/    Portfolio seeks capital appreciation through investments in common
CAPITAL                     stocks, with emphasis on medium-sized and smaller emerging growth
APPRECIATION                companies.

AIM V.I.        /arrow/     Portfolio seeks to achieve a high level of current income consistent
GOVERNMENT                  with reasonable concern for safety of principal by investing in debt
SECURITIES                  securities issued, guaranteed or otherwise backed by the United States
                            Government.

PORTFOLIO                                             INVESTMENT OBJECTIVE
---------------             ---------------------------------------------------------------------------
AIM V.I.         /arrow/    Portfolio seeks growth of capital, with current income as a secondary
GROWTH &                    objective.
INCOME

AIM V.I.         /arrow/    Portfolio seeks to achieve long-term growth of capital by investing
VALUE                       primarily in equity securities judged by AIM to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

DREYFUS         /arrow/     Portfolio seeks to provide as high a level of current income as is
MONEY MARKET                consistent with the preservation of capital and the maintenance of liquidity.

DREYFUS SMALL   /arrow/     Portfolio seeks to provide investment results that are greater than the
COMPANY                     total return performance of publicly-traded common stocks in the
STOCK                       aggregate, as represented by the Russell 2500/registered trademark/ Index.

DREYFUS STOCK   /arrow/     Portfolio seeks to provide investment results that correspond to the
INDEX                       price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite
                            Stock Price Index.

MFS             /arrow/     Portfolio seeks to provide long-term growth of capital.
EMERGING
GROWTH

MFS FOREIGN     /arrow/     Portfolio seeks capital appreciation.
& COLONIAL
EMERGING
MARKETS
EQUITY

MFS RESEARCH    /arrow/     Portfolio seeks to provide long-term growth of capital and future income.

MFS TOTAL       /arrow/     Portfolio seeks to provide above-average income (compared to a
RETURN                      portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

MFS UTILITIES   /arrow/     Portfolio seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

OPPENHEIMER     /arrow/     Portfolio seeks long-term capital appreciation by investing a
GLOBAL                      substantial portion of its assets in securities of foreign issuers,
SECURITIES                  "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities, but which may be considered to be speculative.

PORTFOLIO                                              INVESTMENT OBJECTIVE
----------------            ---------------------------------------------------------------------------
OPPENHEIMER     /arrow/     Portfolio seeks to achieve capital appreciation by investing in
GROWTH                      securities of well-known established companies.

OPPENHEIMER     /arrow/     Portfolio seeks a high total return (which includes growth in the value
GROWTH &                    of its shares as well as current income) from equity and debt
INCOME                      securities.

OPPENHEIMER     /arrow/     Portfolio seeks a high level of current income from investment in high
HIGH INCOME                 yield fixed-income securities. The Portfolio's investments include unrated securities or high risk securities in the lower rating categories, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

OPPENHEIMER     /arrow/     Portfolio seeks a high level of current income principally derived from
STRATEGIC BOND              interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

WRL             /arrow/     Portfolio seeks capital appreciation by investing primarily in common
EMERGING                    stocks of small and medium sized companies.
GROWTH
WRL GLOBAL      /arrow/     Portfolio seeks long-term growth of capital in a manner consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.

WRL GROWTH      /arrow/     Portfolio seeks growth of capital by investing primarily in common stocks listed on a national securities exchange or traded on NASDAQ.

     In addition to the separate account, shares of the Funds are also sold to other separate accounts established by PFL or its affiliates to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither PFL nor the Funds currently foresee any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners, each Fund's Board of Directors will monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners.

     If a Fund's Board of Directors were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, PFL will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

     We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs. We also reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the investments that are held by any subaccount or that any subaccount may purchase. We will only make any such addition, deletion or substitution of shares of another Portfolio of a Fund or of another open-end, registered investment company, if the shares of a Portfolio are no longer available for investment, or if in our judgement further investment in any Portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained herein shall prevent the separate account from purchasing other securities for other Portfolios or classes of policies, or from permitting a conversion between Portfolios or classes of policies on the basis of requests made by Owners.

     PFL also reserves the right to establish additional subaccounts of the separate account, each of which would invest in a new Portfolio of a Fund, or in shares of another investment company, with a specified investment objective. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing Owners on a basis we determine. PFL may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant.

     In the event of any such substitution or change, PFL may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

PLEASE READ THE ATTACHED FUND PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

     Even though we are the legal owner of the Portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the Portfolios, we will vote our shares only as Policyowners instruct, so long as such action is required by law.

     Before a vote of a Portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of Portfolio shares that corresponds to the amount of Cash Value you have in that Portfolio (as of a date set by the Portfolio) divided by $100.

     If we do not receive voting instructions on time from some Owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote Portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policyowners advising you of the action and the reasons we took such action.

THE POLICY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PURCHASING A POLICY

     To purchase a Policy, a prospective owner must submit a completed application and an initial premium to us at our Office. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy. We determine the Specified Amount for a Policy based on the initial premium paid and other characteristics of the proposed Insured(s), such as age, gender and risk class. We base the minimum initial premium for your Policy on the Guideline Single Premium established under Federal tax laws given the age, gender, and risk class of the Insured. We currently require a minimum initial premium of $20,000.

     We use different underwriting standards (simplified, expanded) in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. Generally, for simplified underwriting we will issue a Policy for Insured(s) between the ages of 35 to 80 for a single life policy, and between the ages of 45 to 80 for a joint and survivor life policy. For expanded underwriting, we will issue a Policy for Insured(s) between the ages of 18 to 34 and 81 to 90 for a single life policy, and between the ages of 81 to 90 for a joint and survivor life policy. We reserve the right to reject an application for any reason permitted by law.

WHEN INSURANCE COVERAGE TAKES EFFECT

     Full insurance coverage under the Policy will take effect only if the proposed Insured(s) is alive and in the same condition of health as described in the application when the Policy is delivered to the Owner, and if the initial premium is paid.

     CONDITIONAL INSURANCE COVERAGE. If the Insured qualifies for simplified underwriting, conditional insurance coverage begins as soon as you complete an application and pay an initial premium of at least $20,000. If the Insured does not qualify for simplified underwriting, conditional insurance coverage begins on the date all medical tests and exams are completed. Conditional insurance coverage is void if the check or draft sent to pay the initial premium is not honored when we first present it for payment.

 THE AMOUNT OF                  /bullet/  the Specified Amount applied for, or
 CONDITIONAL INSURANCE          /bullet/  $300,000
 COVERAGE IS THE LESSER OF:     reduced by all amounts payable under all other life insurance or accidental death benefits that the Insured has in force or pending with us.

     Conditional life insurance coverage is void if the application contains any material misrepresentation. Benefits will also be denied if any proposed insured commits suicide.

     Conditional life insurance coverage terminates automatically, and without notice, on the earliest of:

     /bullet/ the date we notify you that the application is declined and the initial premium is returned; or
     /bullet/ the date we determine the Insured has satisfied our underwriting requirements (the Policy Date); or
     /bullet/ 10 days following our offer of insurance, on any person proposed, under a different plan or at an increased premium or different rate class; or
     /bullet/ at the end of the fraction of a year which the payment bears to the premium required to provide one month of insurance in the amount as described above; or
     /bullet/  60 days from the beginning of conditional insurance coverage.

     FULL INSURANCE COVERAGE. Once we determine that the Insured meets our underwriting requirements, full insurance coverage begins, we issue the Policy, and we begin to deduct monthly and daily insurance charges from your premium. This date is the Policy Date. On the Policy Date, we will allocate your premium (plus interest) to the subaccounts and fixed account options you elected on your application, provided you live in a state that does not require a refund of full premium during the free look period. If your state requires us to return the full premium in the event you exercise your free look right, we will place your premium (plus interest) in the Reallocation Account until the
Reallocation Date. See Reallocation Account, page   .

OWNERSHIP RIGHTS

     The Policy belongs to the Owner named in the application. The Owner may exercise all of the rights and options described in the Policy. The Owner is the Insured unless the application specifies a different person as the Insured. If the Owner dies before the Insured and no contingent owner is named, then ownership of the Policy will pass to the Owner's estate. The Owner may exercise certain rights described below.


 CHANGING THE        /bullet/  Change the Owner by providing written notice to
 OWNER                         us at any time while the Insured is alive and
                               the Policy is in force.
                     /bullet/  Change is effective as of the date that the
                               written notice is signed.
                     /bullet/  Changing the Owner does not automatically change the beneficiary.
                     /bullet/  Changing the Owner may have tax consequences.
                     /bullet/  We are not liable for payments we made before we received the written notice.

 CHOOSING THE        /bullet/  The Owner designates the beneficiary (the person
 BENEFICIARY                   to receive the death benefit when the Insured
                               dies) in the application.
                     /bullet/  If you designate more than one beneficiary, then each beneficiary shares equally in any death
                               benefit proceeds unless the beneficiary
                               designation states otherwise.
                     /bullet/  If the beneficiary dies before the Insured, then any contingent beneficiary becomes the
                               beneficiary.
                     /bullet/  If both the beneficiary and contingent
                               beneficiary die before the Insured, then the
                               death benefit will be paid to the Owner or the
                               Owner's estate upon the Insured's death.

 CHANGING THE        /bullet/  Change the beneficiary by providing us with a
 BENEFICIARY                   written notice.
                     /bullet/  Change is effective as of the date the Owner
                               signs the written notice.
                     /bullet/  We are not liable for any payments we made before we received the written notice.

 ASSIGNING THE       /bullet/  The Owner may assign Policy rights while the
 POLICY                        Insured is alive.
                     /bullet/  The Owner retains any ownership rights that are
                               not assigned.
                     /bullet/  Assignee may not change the Owner or the
                               beneficiary, and may not elect or change an
                               optional method of payment. Any amount payable to
                               the assignee will be paid in a lump sum.
                     /bullet/  Claim under any assignment are subject to proof
                               of interest and the extent of the assignment.
                     /bullet/  We are not:

                               /arrow/ bound by any assignment unless we
                                       receive a written notice of the
                                       assignment
                              /arrow/  responsible for the validity of any
                                       assignment
                              /arrow/ liable for any payment we made before we received written notice of the assignment
                              /arrow/  any assignment which results in adverse
                                       tax consequences to the Owner, Insured(s) or beneficiary(ies)

CANCELING A POLICY

     You may cancel a Policy during the "free-look period" by returning it to PFL at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, or to the agent who sold it. The free-look period expires 10 days after you receive the Policy. The free-look period is longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. Within seven calendar days after we receive the returned Policy, we will refund an amount equal to the sum of:

     /bullet/ the total amount of monthly deductions made and any other charges imposed on amounts allocated to the subaccounts and the fixed account options; PLUS
     /bullet/ the value of amounts allocated to the subaccounts and the fixed account options on the date we (or our agent) receive the returned Policy.

     If any state law prohibits the calculation above, we will refund the total
of all premiums paid for the Policy. See Allocating Premiums, p.   .

PREMIUMS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INITIAL PREMIUM

     The initial premium for a given Specified Amount depends on a number of factors including the age, gender, and risk class of the proposed Insured(s). For a given initial premium, we will specify the exact Specified Amount that you must purchase. For joint and survivor life policies, we will provide the Specified Amount at the time of application based upon the specific ages, gender, and risk classes of the proposed Insureds.

     We currently require a minimum initial premium of $20,000. The current underwriting requirements and maximum initial premium amounts are set forth in
Appendix   . We reserve the right to modify these requirements and premium amounts at any time.

     We will credit interest on your initial premium from the date we receive payment. Interest will be credited at the current standard fixed account rate. Interest is guaranteed to equal at least 3% annually.

     TAX-FREE EXCHANGES (1035 EXCHANGES). We will accept as part of your initial premium money from one contract that qualified for a tax-free exchange under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

     Subject to our underwriting requirements, we will permit you to make one additional cash payment within three business days of our receipt of the proceeds from the 1035 exchange before we determine your Policy's Specified Amount.

ADDITIONAL PREMIUMS

     You will have limited flexibility to add additional premiums to the Policy since we require that the initial premium equal the maximum amount that can be applied to the Policy at issue. In general, you may not pay any additional premiums on the Policy for several years in order for the Policy to continue to qualify as a life insurance contract as defined in Federal tax laws and regulations. At the time the Policy allows for the payment of additional premiums, we reserve the right to limit or refund any premium if:

     /bullet/ the amount is below our current minimum additional premium requirement; OR
     /bullet/ the premium would increase the death benefit by more than the amount of the premium; OR
     /bullet/ accepting the premium would disqualify the Policy as a life insurance contract as defined in Federal tax laws and regulations.

     You may pay premiums by any method we deem acceptable. We will treat any payment you make as a loan repayment unless you clearly mark it as a premium.

ALLOCATING PREMIUMS

     When you apply for a Policy, you must instruct us to allocate your premium to one or more subaccounts of the separate account and to the fixed account options according to the following rules:

     /bullet/  allocation percentages must be in whole numbers;
     /bullet/ you must put your entire initial premium in the Fixed DCA Account at the time of your application;
     /bullet/ if you select standard dollar cost averaging, you must put at least $5,000 into the standard fixed account.

     You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. We reserve the right to limit the number of premium allocation changes.

     Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

     REALLOCATION ACCOUNT. If your state requires us to return your initial premium in the event you exercise your free-look right, we will allocate the initial premium (plus interest) on the Policy Date to the Reallocation Account. While held in the Reallocation Account, your premium (plus interest) will earn interest at the current rates for the standard fixed account. The premium will remain in the Reallocation Account for the length of your state's free look period plus five days.

     The following chart shows by state the number of days from the Policy Date that your premium (plus interest) will remain in the Reallocation Account.

                    STATES REQUIRING FULL REFUND OF PREMIUM

               TIME PREMIUM IS IN                  TIME PREMIUM IS
                  REALLOCATION                     IN REALLOCATION
   STATE             ACCOUNT            STATE          ACCOUNT
    CO #            20 days            NC * #         15 days
    CT              15 days            ND             15 days
    DC *            15 days            NY             15 days
    GA              15 days            OK *           15 days
    IL              15 days            PA *           15 days
    IN #            15 days            SC *           15 days
    MA #            15 days            TX             15 days
    MD #            15 days            UT *           15 days
    MI *#           15 days            VT *           15 days
    MN              15 days            VA             15 days
    MO *            15 days            WV             15 days

     * The period is 50 days from the application date or 15 days from your receipt of the Policy, whichever is later.

     #  If the Policy is a replacement, the period is 25 days.

     In the states listed above, on the first Valuation Date on or after the Reallocation Date, we will reallocate all cash value from the Reallocation Account to the subaccounts and fixed account options you selected on the application. If you requested either Fixed DCA or

Standard Dollar Cost Averaging, we will reallocate the Cash Value to either the Fixed DCA Account or standard fixed account, respectively on the Reallocation Date.

     In all other states, the Reallocation Date is the same as the Policy Date and we will allocate your premium (plus interest) on the Policy Date to the subaccounts and the fixed account options in accordance with the instructions you gave us on your application.

POLICY VALUES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CASH VALUE

 CASH VALUE     /bullet/ serves as the starting point for calculating values under a Policy
                /bullet/ equals the sum of all values in each subaccount and the fixed account options
                /bullet/ is determined on the Policy Date and on each Valuation
                         Date
                /bullet/ has no guaranteed minimum amount and may be more or less than premiums paid

NET SURRENDER VALUE

     The Net Surrender Value is the amount we pay when you surrender your Policy. We determine the Net Surrender Value at the end of the Valuation Period when we receive your written surrender request.

 NET SURRENDER    /bullet/  the Cash Value as of such date; MINUS
 VALUE ON ANY     /bullet/  any surrender charge as of such date; MINUS
 VALUATION DATE   /bullet/  any outstanding Policy loan(s); MINUS
 EQUALS:          /bullet/  any interest you owe on any Policy loan(s).

SUBACCOUNT VALUE

     Each subaccount's value is the Cash Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

 THE NUMBER OF    /bullet/  the initial units purchased on the Policy Date; PLUS
 UNITS IN ANY     /bullet/  units purchased with additional premium(s); PLUS
 SUBACCOUNT ON    /bullet/  units purchased via transfers from another subaccount
 ANY VALUATION              or the fixed account; MINUS
 DATE EQUALS:     /bullet/  units redeemed to pay for monthly deductions; MINUS
                  /bullet/  units redeemed to pay for partial withdrawals; MINUS
                  /bullet/  units redeemed as part of a transfer to another
                            subaccount or the fixed account.

     Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount by the unit value for that subaccount at the end of the Valuation Period.

UNIT VALUE

     We determine a unit value for each subaccount to reflect how investment results affect the Policy values. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.

 THE UNIT VALUE     /bullet/  the total value of the assets held in the
 OF ANY                       subaccount, determined by multiplying the number
 SUBACCOUNT AT                of shares of the designated Portfolio owned by the
 THE END OF A                 subaccount times the Portfolio's net asset value
 VALUATION                    per share; MINUS
 PERIOD             /bullet/  a charge equal to the daily net assets of the
 IS CALCULATED AS:            subaccount multiplied by the daily equivalent of
                              the Daily Charge;MINUS
                    /bullet/  the accrued amount of reserve for any taxes or
                              other economic burden resulting from applying tax
                              laws that we determine to be properly attributable
                              to the subaccount; AND THE RESULT DIVIDED BY
                    /bullet/  the number of outstanding units in the subaccount.

FIXED ACCOUNT VALUE

     On the Policy Date, the fixed account value is equal to the premiums allocated to the fixed account, less the portion of the first monthly deduction taken from the fixed account.

 THE FIXED ACCOUNT     /bullet/  the premium(s) allocated to the fixed account; PLUS
 VALUE AT THE END OF   /bullet/  any amounts transferred to the fixed account; PLUS
 ANY VALUATION         /bullet/  interest credited to the fixed account; MINUS
 PERIOD IS EQUAL TO:   /bullet/  amounts charged to pay for monthly deductions; MINUS
                       /bullet/  amounts withdrawn from the fixed account; MINUS
                       /bullet/  amounts transferred from the fixed account to a
                                 subaccount.

TRANSFERS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

GENERAL

     You may make transfers among the subaccounts or from the subaccounts to the fixed account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. WE MAY MODIFY OR REVOKE THE TRANSFER PRIVILEGE AT ANY TIME. The following features apply to transfers under the Policy:

     /checkmark/  You may make an unlimited number of transfers in a Policy year.
     /checkmark/  You may request transfers in writing (in a form we accept), or by telephone.
     /checkmark/ There is no minimum amount that must be transferred. /checkmark/ There is no minimum amount that must remain in a subaccount after a transfer.
     /checkmark/  We reserve the right to deduct a $10 charge from the amount transferred for the 13th and each additional transfer in a Policy year.
     /checkmark/  We consider all transfers made in any one day to be a single transfer.
     /checkmark/  Transfers resulting from loans, Standard and Fixed Dollar Cost
                  Averaging, Asset Rebalancing, and exercising exchange privileges are not treated as transfers for the purpose of the transfer charge.

     Your Policy as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call 1-800-525-6205.

     Please note the following regarding telephone transfers:

     /arrow/ We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.
     /arrow/ We will employ reasonable procedures to confirm that telephone instructions are genuine.
     /arrow/ Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to Owners, and/or tape recording telephone instructions received from Owners.
     /arrow/ If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

     The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, on any day the NYSE is open, using the net asset value for each share of the applicable Portfolio determined as of the close of the next regular business session of the NYSE.

STANDARD DOLLAR COST AVERAGING

     Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

     Under Standard Dollar Cost Averaging, we automatically transfer a set dollar amount from the standard fixed account to one or more subaccounts that you choose. We will make the transfers monthly as of the end of the Valuation Date starting on the first Monthiversary after the Reallocation Date.

 TO START DOLLAR COST  /arrow/  you must request Standard Dollar Cost Averaging on your
 AVERAGING:                     application
                       /arrow/  you must have at least $5,000 in the standard fixed account
                       /arrow/  each transfer under dollar cost averaging must be at least
                                $500

There is no charge for Standard Dollar Cost Averaging.

 STANDARD DOLLAR COST   /arrow/  we receive your request to cancel your participation;
 AVERAGING WILL         /arrow/  the value in the standard fixed account is depleted;
 TERMINATE IF:          /arrow/  you elect to participate in asset rebalancing program; OR
                        /arrow/  you elect to participate in any asset allocation services provided by a third party.

     We may modify, suspend, or discontinue the Standard Dollar Cost Averaging at any time.

ASSET REBALANCING PROGRAM

     We also offer an Asset Rebalancing Program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts. Cash Value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the Cash Value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. Cash Value in the standard fixed account, the Standard Dollar Cost Averaging program and the Fixed DCA Account are not available for this program.

     To participate in the Asset Rebalancing Program, you must complete an asset rebalancing request form and submit it to us before the maturity date.

     You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. You may modify your allocations quarterly. Once we receive the asset rebalancing request form, we will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day the NYSE is open. There is no charge for the Asset Rebalancing Program.

 ASSET REBALANCING   /arrow/  you elect to participate in the Fixed DCA Account;
 WILL CEASE IF:      /arrow/  you elect to participate in the Standard Dollar Cost
                              Averaging program;
                     /arrow/  we receive your request to discontinue participation;
                     /arrow/  you make a transfer to or from any subaccount other than under a scheduled rebalancing; OR
                     /arrow/  you elect to participate in any asset allocation services provided by a third party

     We may modify, suspend, or discontinue the Asset Rebalancing Program at any time.

STANDARD FIXED ACCOUNT TRANSFERS

     You may make one transfer per Policy year from the standard fixed account. The transfer must be made no later than 30 days after your Policy anniversary. You must send us a written notice so that we receive it no later than 30 days after a Policy anniversary. We will make the transfer on the date we receive the written notice. We reserve the right to limit the maximum amount you may transfer to the greater of:

        /arrow/ 25% of the amount in the standard fixed account, or /arrow/ the amount transferred from the standard fixed account in the immediately prior Policy Year (excluding transfers from the Fixed DCA Account).

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume.

 SERVICES AND     /bullet/  the death benefit, cash and loan benefits under the Policy
 BENEFITS WE      /bullet/  investment options, including premium allocations
 PROVIDE:         /bullet/  administration of elective options
                  /bullet/  the distribution of reports to Owners


 COSTS AND                /bullet/  costs associated with processing and
 EXPENSES WE INCUR:                 underwriting applications, issuing and
                                    administering the Policy (including any
                                    Policy riders)
                          /bullet/  overhead and other expenses for providing
                                    services and benefits, sales and marketing
                                    expenses
                          /bullet/  other costs of doing business, such as
                                    collecting premiums, maintaining records,
                                    processing claims, effecting transactions,
                                    and paying Federal, state and local premium
                                    and other taxes and fees

 RISKS WE ASSUME:         /bullet/  that the charges we deduct may be
                                    insufficient to meet our actual claims
                                    because Insureds die sooner than we
                                    estimate

                          /bullet/ that the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct

PREMIUM DEDUCTIONS

     We deduct no charges from premiums before allocating the premiums to the separate account and the fixed account options according to your instructions.

DAILY CHARGE

     Each Valuation Date, we deduct a Daily Charge at the annual rate of 0.50% from assets in the subaccounts as part of the calculation of the unit value for each subaccount.

MONTHLY DEDUCTION

     We deduct a monthly deduction from the Cash Value on the Policy Date and on each Monthiversary (the same day of each succeeding month as the Policy Date, or, if there is no comparable Valuation Date, the next Valuation Date). We will deduct this charge from each account in accordance with the current allocation instructions. If the value of any account is insufficient to pay that account's portion of the monthly deduction, we will take the monthly deduction on a pro rata basis from all accounts (I.E., in the same proportion that the value in each subaccount and the fixed account bears to the total Cash Value on the Monthiversary).

     The monthly deduction is equal to:

     /arrow/ The Monthly Policy Charge based on the separate account's assets; PLUS
     /arrow/  The Monthly Policy Charge based on the fixed account's assets;
              PLUS
     /arrow/ The monthly Cost of Insurance charge for the Policy, if any; PLUS /arrow/ The monthly charge for any benefits provided by riders attached to the Policy (currently, only the Guaranteed Minimum Death Benefit rider).

     MONTHLY POLICY CHARGE. The Monthly Policy Charge, based on the separate account's assets, is equal to: (1) the separate account monthly deduction charge (see table below) divided by 12; multiplied by (2) the sum of the subaccount values on the Monthiversary.

     The Monthly Policy Charge, based on the fixed account's assets, is equal to: (1) the fixed account monthly deduction charge (see table below) divided by 12; multiplied by (2) the fixed account value on the Monthiversary, minus any outstanding Policy loan(s).

     The Monthly Policy Charge for each Policy varies based on the Policy year, gender, and whether the Policy is issued on a single life basis or a joint and last survivor basis.

     The Monthly Policy Charge and the Daily Charge for single life and joint and survivor life Policies are as follows:

           SINGLE LIFE POLICY                      Male/Unisex                     Female
                                           Policy Years   Policy Years   Policy Years   Policy Years
                                               1-10            11+           1-10           11+
 Separate account    Daily Charge
 charges             (from unit value)          .50%           .50%           .50%           .50%
 (annualized rate)

                     Monthly
                     Deduction Charge
                     (as a % of separate
                     account assets)           2.00%          1.00%          1.85%           .85%

                     Total                     2.50%          1.50%          2.35%          1.35%

 Fixed account       Monthly
 charges             Deduction Charge
 (annualized rate)   (as a % of fixed
                     account assets)           2.00%          1.00%          1.85%           .85%

                     Total                     2.00%          1.00%          1.85%           .85%

                 JOINT & SURVIVOR LIFE POLICY                     Policy Years 1-10     Policy Years 11+
 Separate account charges     Daily Charge (from unit value)              .50%                 .50%
 (annualized rate)
                              Monthly Deduction Charge (as               1.50%                 .50%
                              a % of separate account assets)

                              Total                                      2.00%                1.00%

 Fixed account charges        Monthly Deduction Charge (as               1.50%                 .50%
 (annualized rate)            a % of fixed account assets)

                              Total                                      1.50%                 .50%

     COST OF INSURANCE CHARGE. We reserve the right to assess a monthly Cost of Insurance Charge. The charge would depend on a number of variables (age, gender, risk class) that would cause it to vary from Policy to Policy and from Monthiversary to Monthiversary. If applicable, we would calculate the Cost of Insurance Charge each month for the Specified Amount at issue. We do not currently assess this charge, and we do not intend to assess this charge. However, if we begin to assess this charge in the future, we will waive surrender charges upon any surrender of the Policy. See Surrender Charge, p.
  .

     The guaranteed maximum monthly Cost of Insurance Rates are based on the gender, age, plan of insurance, and risk class of the Insured(s). Any change in the current rates will not exceed those shown in your Policy's Table of Guaranteed Maximum Life Insurance Rates.

     We currently place Insureds into standard (tobacco) and select (non-tobacco) risk classes. The guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Tobacco or Non-Tobacco Mortality Rates ("1980 CSO Tables"). Cost of Insurance Rates for an Insured in a non-tobacco class are less than or equal to rates for an Insured of the same age and gender in a tobacco class.

     The Policies are based on mortality tables that distinguish between men and women. As a result, the Policy may pay different benefits to men and women of the same age and risk class. We also offer Policies based on unisex mortality tables if required by state law.

SURRENDER CHARGE

     If you surrender your Policy during the first 9 years, we deduct a surrender charge from your Cash Value and pay the remaining Cash Value to you. The payment you receive is called the Net Surrender Value. We reduce the surrender charge at older ages in compliance with state laws. We calculate the surrender charge as a percentage of premium(s) paid based on the following schedule:

                     CONTINGENT                           CONTINGENT
                      SURRENDER                           SURRENDER
                    CHARGE (AS A                         CHARGE (AS A
                    PERCENTAGE OF                       PERCENTAGE OF
  POLICY YEAR     INITIAL PREMIUM)     POLICY YEAR     INITIAL PREMIUM)
       1               9.75%               6                  7%
       2               9.50%               7                  6%
       3               9.25%               8                  4%
       4                9%                 9                  2%
       5                8%                 10                 0%

     If we begin to assess a Cost of Insurance Charge on Policies as noted above, we will waive all future surrender charges.

TRANSFER CHARGE

     The first 12 transfers during each Policy year are free. We currently assess a transfer charge of $10 for the 13th and each additional transfer during a Policy year. For the purposes of assessing the transfer charge, each written request for transfers is considered to be one transfer, regardless of the number of subaccounts affected by the transfer. We deduct the transfer charge from the amount being transferred. Transfers due to loans, any dollar cost averaging or asset rebalancing program do not count as transfers for the purpose of assessing this charge.

PORTFOLIO EXPENSES

     The value of the net assets of each subaccount reflects the investment advisory fees and other expenses incurred by the corresponding Portfolio in which the subaccount invests. See the Portfolio Annual Expenses Table in this prospectus, and the Fund prospectuses for further information on these fees and expenses.

GUARANTEED MINIMUM DEATH BENEFIT RIDER CHARGE

     If you select the Guaranteed Minimum Death Benefit rider at application, we will deduct .01% each month from your Cash Value on each Monthiversary.

DEATH BENEFIT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
DEATH BENEFIT PROCEEDS

     As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the Insured's death. For Policies issued on a joint and survivor basis, we will pay death benefit proceeds on the death of the last Insured. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary(ies) or a contingent beneficiary. If the beneficiary dies before the Insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the

Owner or the Owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See Payment Options.


 DEATH BENEFIT       /bullet/  the death benefit (described below); MINUS
 PROCEEDS EQUAL:     /bullet/  any past due monthly deductions if the Insured dies during the grace period (see Policy Lapse and Reinstatement);
                               MINUS
                     /bullet/  any outstanding Policy loan on the date of death; MINUS
                     /bullet/  any interest you owe on Policy loan(s).

     If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the Insured's death to the date we make payment.

     We may further adjust the amount of the death benefit proceeds under certain circumstances. See Our Right to Contest the Policy; and Misstatement of Age or Gender.

DEATH BENEFIT

     The Policy provides a death benefit. The death benefit is determined as of a date of death of the Insured (the last of Insureds to die, if a Joint Policy).

 THE DEATH BENEFIT      /bullet/  available death benefit; or
 IS THE GREATER OF:     /bullet/  the current Specified Amount.

     The variable death benefit is equal to the Cash Value on the date of death multiplied by the applicable limitation percentage. The limitation percentage is a percentage based on the age of the Insured at the beginning of each Policy year. The following table indicates the applicable limitation percentages for different ages:


       AGE
 (YOUNGER INSURED,
 IF JOINT POLICY)           LIMITATION PERCENTAGE
    40 and under                    250%
      41 to 45     250% minus 7% for each age over age 40
      46 to 50     215% minus 6% for each age over age 45
      51 to 55     185% minus 7% for each age over age 50
      56 to 60     150% minus 4% for each age over age 55
      61 to 65     130% minus 2% for each age over age 60
      66 to 70     120% minus 1% for each age over age 65
      71 to 75     115% minus 2% for each age over age 70
      76 to 90                      105%
      91 to 94     105% minus 1% for each age over age 90
    95 and above                    100%

EFFECTS OF PARTIAL WITHDRAWALS ON THE DEATH BENEFIT

     A partial withdrawal will reduce the Specified Amount by an amount equal to the amount of the partial withdrawal multiplied by the ratio of the initial Specified Amount to the initial premium. For an example, see "Partial Withdrawals," page___.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

     If you purchase the Guaranteed Minimum Death Benefit rider at the time you apply for the Policy and the rider is in effect upon the Insured's (younger Insured if a Joint Policy) date of death, we guarantee to provide a death benefit as follows:

     /arrow/ If the Net Surrender Value on any Monthiversary is not sufficient to cover the Monthly Policy Charge on such day, then coverage will be provided as indicated below, and no grace period will begin, provided no Policy loans have been taken under the Policy;

     /arrow/ If a death benefit is payable due to the provisions of this rider, then the following minimum death benefit is applicable;

     /arrow/ During the first fifteen Policy years, or before the Policy anniversary next following the Insured's (younger Joint Insured, if under a Joint Policy) 75th birthday, if sooner, the minimum death benefit payable will be as described under Death Benefit, page ;

     /arrow/ After the first fifteen Policy years, or on or after the Policy anniversary next following the Insured's (younger Joint Insured, if under a Joint Policy) 75th birthday, if sooner, the minimum death benefit payable will be the initial premium, reduced by any partial withdrawals.

However, in no event will this minimum death benefit ever be less than $1,000.

CHANGING THE SPECIFIED AMOUNT

     You may not increase or decrease the Specified Amount on your Policy. However, a partial withdrawal will reduce the Specified Amount and the amount payable under the Guaranteed Minimum Death Benefit rider. If you need a higher Specified Amount, you must apply for a second policy.

PAYMENT OPTIONS

     There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Information concerning these settlement options is available on request. None of these options vary with the investment performance of a separate account.

SURRENDERS AND PARTIAL WITHDRAWALS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SURRENDERS

     You may make a written request to surrender your Policy for its Net Surrender Value as calculated at the end of the Valuation Date on which we receive your request. The

Insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request. You will incur a surrender charge if you surrender the Policy during the first 9 Policy years. See Charges and Deductions. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will pay you the Net Surrender Value in a lump sum within seven days unless you request other arrangements. A surrender may have tax consequences. See Federal Tax Considerations.

PARTIAL WITHDRAWALS

     After the first Policy year, you may request a partial withdrawal of a portion of your Cash Value subject to certain conditions.

 PARTIAL         /arrow/ You must make your partial withdrawal request to us in
 WITHDRAWAL              writing.
 CONDITIONS:     /arrow/ Only one partial withdrawal is allowed during a
                         12-month period.
                 /arrow/ The most you can request is the excess of the Cash
                         Value MINUS total outstanding loans, MINUS any interest
                         you owe on the Policy loans, and MINUS total premiums
                         paid.
                 /arrow/ You can specify the subaccount(s) and the standard fixed account from which to make the withdrawal,
                         otherwise we will deduct the amount from the separate
                         account and the fixed account in accordance with the
                         current allocation instruction.
                 /arrow/ We generally will pay a partial withdrawal request within seven days following the Valuation Date we
                         receive the request. There is no charge for a partial
                         withdrawal.

     A partial withdrawal will reduce the Cash Value by the amount of the partial withdrawal. A partial withdrawal will reduce the Specified Amount by an amount equal to the amount of the partial withdrawal multiplied by the ratio of the initial Specified Amount to the initial premium.

     An example of a partial withdrawal's effect on the Specified Amount is shown below. A partial withdrawal will also reduce the Guaranteed Minimum Death Benefit by an amount equal to the amount of the partial withdrawal multiplied by the ratio of the initial Specified Amount to the initial premium.

     In no event will any withdrawal reduce the Specified Amount below $1,000.

     Example: A Policy with a Specified Amount of $200,000 on a male standard (age 35) has a Guideline Single Premium of $48,920. The ratio of the initial Specified Amount to the initial premium is 4.09 (I.E., 200,000 divided by 48,920). If a $19,000 partial withdrawal is taken after the first Policy year, the Specified Amount will be reduced by $77,710 (I.E., 4.09 multiplied by $19,000).

LOANS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

GENERAL

     After the Policy Date as long as the Policy remains in force, you may borrow money from us using the Policy as the only security for the loan. Taking a loan will terminate the Guaranteed Minimum Death Benefit rider, if any. See
Guaranteed Minimum Death Benefit rider, page   . A loan that is taken from, or
secured by, a Policy may have tax consequences. See Federal Tax Considerations.


 POLICY LOANS ARE       /bullet/  you must borrow at least $500
 SUBJECT TO CERTAIN     /bullet/  the maximum amount you may borrow is 90% of the Cash
 CONDITIONS:                      Value, less any surrender charge and any outstanding loan
                                  amount

     When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). We will transfer that amount to the loan reserve. The loan reserve is the portion of the fixed account used as collateral for a Policy loan.

     We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions. See Payments We Make.

     You can repay a loan at any time while the Policy is in force. WE WILL CONSIDER ANY PAYMENTS YOU MAKE ON THE POLICY AS LOAN REPAYMENTS UNLESS THE PAYMENTS ARE CLEARLY SPECIFIED AS PREMIUMS.

     At each Policy anniversary, we will compare the amount of the outstanding loan to the amount in the loan reserve. We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At each such time, if the amount of the outstanding loan exceeds the amount in the loan reserve, we will withdraw the difference from the subaccounts and the standard fixed account and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, we will withdraw the difference from the loan reserve and transfer it to the subaccounts and the standard fixed account in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are NOT treated as transfers in calculating the transfer charge. We reserve the right to require the transfer to the fixed account if the loans were originally transferred from the fixed account.

INTEREST RATE CHARGED

     The annual interest rate you may pay on a Policy loan is 6.0% and is payable in arrears on each Policy anniversary. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate.

LOAN RESERVE INTEREST RATE CREDITED

     We will credit the amount in the loan reserve with interest at an effective annual rate of 3.0%. We may credit a higher rate, but we are not obligated to do so.

PREFERRED LOANS

     At any time after the Policy Date, you may borrow against the Policy up to an amount that is equal to the Cash Value MINUS total premiums paid LESS any withdrawals. Such a loan is called a preferred loan. We will charge interest on a preferred loan at an annual rate of 3.0%, payable in arrears. Any existing loan, other than a preferred loan, is not eligible for a preferred loan rate. Amounts in the loan reserve securing preferred loans accrue interest at the same 3.0% annual rate as other loans. Consult a tax advisor before taking a preferred loan because such a loan may have adverse tax consequences. We reserve the right to modify or discontinue the preferred loan feature.

EFFECT OF POLICY LOANS

     A Policy loan affects the Policy, because we reduce the death benefit proceeds and Net Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loans. Repaying the loan causes the death benefit proceeds and Net Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan in the loan reserve. This amount is not affected by the separate account's investment performance and may not be credited with the interest rates accruing on the fixed account options. Amounts transferred from the separate account to the loan reserve will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment performance of the separate account. A Policy loan will cause a Guaranteed Minimum Death Benefit rider to terminate.

     There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans
outstanding. See Risks, page   .

     We will notify you (and any assignee of record) if the sum of your loans plus any interest you owe on the loans is more than the Net Surrender Value. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

     We will accept policy exchanges under Section 1035 of the Internal Revenue Code where the policy from another company has an outstanding policy loan of no more than 40% of the policy's cash value transferred to our Policy. We intend to treat these as preferred loan amounts.

POLICY LAPSE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LAPSE

     Your Policy may lapse (terminate without value) if the Net Surrender Value on any Monthiversary is less than the monthly deductions due on that day. The monthly deductions may exceed the Net Surrender Value if:

     /bullet/ we begin to impose monthly Cost of Insurance Charges, OR /bullet/ the sum of all outstanding Policy loans plus accrued loan interest exceeds the Net Surrender Value.

     If the Net Surrender Value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the GRACE PERIOD. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

     You may not reinstate this Policy after it has lapsed.

     If you purchase the Guaranteed Minimum Death Benefit rider, then no grace period will begin (and the Policy will not lapse) if there have been no Policy loans.

     See Guaranteed Minimum Death Benefit rider, page___.

FEDERAL INCOME TAX CONSIDERATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The following summary provides a general description of the Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

     TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Internal Revenue Code (Code) in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law. The manner in which these requirements are to be applied to certain innovative features of the Policy are not directly addressed by the Code or the limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy, particularly in the case of Policies insuring more than one person. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the your flexibility to allocate premiums and Cash Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

     In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

     Generally, you will not be deemed to be in constructive receipt of the Cash Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (E.G., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. IN MOST SITUATIONS, THE POLICIES WILL BE CLASSIFIED AS MECS. There are, however, certain limited situations where a Policy may not be classified as a MEC. If you do not want your Policy to be classified as a MEC, a tax advisor should be consulted to determine the circumstances, if any, under which your Policy would not be classified as a MEC.

     DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

     /bullet/ All distributions (that is, payouts from the Policy), including distributions upon surrender and partial withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Cash Value (Net Surrender Value for surrenders) immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

     /bullet/ Loans taken from or secured by (E.G., by assignment) such a Policy are treated as distributions and taxed accordingly.

     /bullet/ A 10 percent additional income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 591/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you the beneficiary.

     DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT
CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a MEC are not treated as distributions.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a MEC are subject to the 10 percent additional tax.

     DEDUCTIBILITY OF POLICY LOAN INTEREST. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

     MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

     BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the

Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

     POSSIBLE TAX LAW CHANGES. While the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

OTHER POLICY INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OUR RIGHT TO CONTEST THE POLICY

     In issuing this Policy, we rely on all statements made by or for the Insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

     In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the Insured's lifetime for two years from the Policy Date.

SUICIDE EXCLUSION

     If the Insured (either Insured if a Joint Policy) commits suicide, while sane or insane, within two years of the Policy Date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any loans and less any partial withdrawals paid. We will pay this amount to the beneficiary in one sum.

MISSTATEMENT OF AGE OR GENDER

     If the age or gender of the Insured (either Insured if a Joint Policy) was stated incorrectly in the application or any supplemental application, the death benefit will be adjusted based on what the initial premium would have purchased based on the Insured(s) correct age and gender.

MODIFYING THE POLICY

     Only our President or Secretary may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

     Upon notice to the Owner, we may modify the Policy to:

     /arrow/ conform the Policy, our operations, or the separate account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the separate account is subject;

     /arrow/ assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

     /arrow/   reflect a change in the separate account's operation.

     If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we will amend the provision to conform with such laws.

PAYMENTS WE MAKE

     We usually pay the amounts of any surrender, partial withdrawal, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

     /bullet/ the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Commission; OR

     /bullet/ the Commission permits, by an order, the postponement for the protection of Owners; OR

     /bullet/ the Commission determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

     If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored.

REPORTS TO OWNERS

     At least once each year, or more often as required by law, we will mail to Owners at their last known address a report showing the following information as of the end of the report period:


/CHECK MARK/ the current Cash Value            /CHECK MARK/ any activity since the last report
/CHECK MARK/ the current Net Surrender Value   /CHECK MARK/ projected values
/CHECK MARK/ the current death benefit         /CHECK MARK/ investment experience of each subaccount
/CHECK MARK/ any outstanding loans             /CHECK MARK/ any other information required by law

     You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request. We also will send copies of the annual and semi-annual report to shareholders for each Portfolio in which you are indirectly invested.

RECORDS

     We will maintain all records relating to the separate account and the fixed account.

POLICY TERMINATION


     Your Policy will terminate on the earliest of:


  /bullet/ the maturity date                     /bullet/ the end of the grace period
  /bullet/ the date the Insured dies (or the     /bullet/ the date the Policy is
           last of the Joint Insureds dies)               surrendered

SUPPLEMENTAL BENEFITS (RIDERS)

     The following supplemental benefits (riders) are available and may be added to a Policy. Monthly charges for these are deducted from Cash Value as part of the Monthly Policy Charge. The riders available with the Policies provide fixed benefits that do not vary with the investment experience of the separate account.

     EXTENDED MATURITY DATE. You may request that we extend the Policy's maturity date (when the Insured (younger Insured, if a Joint Policy) is 100 years old) to the next Policy anniversary. Your request must be in writing and we must receive it at least 90 days before the scheduled maturity date. If you want to extend the maturity date beyond the next Policy anniversary, you must submit an additional written request within 90 days before that Policy anniversary. Interest on any outstanding loan will continue to accrue during the period for which the maturity date is extended. All benefits and charges will continue as set forth in the Policy. Charges and cost of insurance rates for ages 99 and above will be those in effect at age 99. The tax consequences of extending the Policy's maturity date beyond age 100 are unclear. A tax advisor should be consulted before extending the Policy's maturity date.

     ACCELERATED DEATH BENEFIT. This rider allows us to pay the death benefit once we receive satisfactory proof that the Insured has incurred a condition resulting from illness which a medical doctor has determined will reduce life expectancy to one year or less.

     GUARANTEED MINIMUM DEATH BENEFIT. This rider is described in the Death
Benefit Section. See page   .

PERFORMANCE DATA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC PORTFOLIO PERFORMANCE

     In order to demonstrate how the actual investment experience of the Portfolios could have affected the death benefit, Cash Value and Net Surrender Value of the Policy, we will provide hypothetical illustrations using the actual investment experience of each Portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED.

     The values we illustrate for death benefit, Cash Value and Net Surrender Value take into account all charges and deductions from the Policy, the separate account and the Portfolios.

     In preparing the illustrations, we have deducted the Monthly Policy Charge and the Daily Charge as if the Policy had been in existence. We have assumed for purposes of deducting the Monthly Policy Charge that the actual historic rate of return in each calendar year was uniformly earned throughout that year. The actual performance of the Portfolios, however, varied each day and that could have affected the charges deducted and the performance illustrated.

     For each Portfolio, the illustrations below show an initial premium of $100,000 and a Specified Amount of $174,000 for a male age 65, non-tobacco select risk class.

The following example shows how the hypothetical net return of the AIM V.I. Capital Appreciation Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                      AIM V.I. CAPITAL APPRECIATION FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                               CASH VALUE            NET SURRENDER VALUE
                                         ------------------------   -----------------------
                                          CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                         ---------   ------------   ---------   -----------
Policy Anniversary on January 1 of  1999    $             $            $            $

The following example shows how the hypothetical net return of the AIM V.I. Government Securities Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       AIM VI GOVERNMENT SECURITIES FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                 CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
Policy Anniversary on January 1 of   1999     $             $            $            $

The following example shows how the hypothetical net return of the AIM V.I. Growth & Income Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                         AIM V.I. GROWTH & INCOME FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                 CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
Policy Anniversary on January 1 of 1999       $             $            $            $

The following example shows how the hypothetical net return of the AIM V.I. Value Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                              AIM V.I. VALUE FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the Dreyfus Stock Index Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                           DREYFUS STOCK INDEX FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the Dreyfus Money Market Portfolio would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                        DREYFUS MONEY MARKET PORTFOLIO
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the Dreyfus Small Company Stock Portfolio would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                     DREYFUS SMALL COMPANY STOCK PORTFOLIO
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the MFS Emerging Growth Seires would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                          MFS EMERGING GROWTH SERIES
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the MFS Foreign & Colonial Emerging Markets Equity Series would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

             MFS FOREIGN & COLONIAL EMERGING MARKETS EQUITY SERIES
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the MFS Research Series would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                              MFS RESEARCH SERIES
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the MFS Total Return Series would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                            MFS TOTAL RETURN SERIES
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the MFS Utilities Series would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                             MFS UTILITIES SERIES
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the Oppenheimer Global Securities Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                      OPPENHEIMER GLOBAL SECURITIES FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the Oppenheimer Growth Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                            OPPENHEIMER GROWTH FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the Oppenheimer Growth & Income Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       OPPENHEIMER GROWTH & INCOME FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the Oppenheimer High Income Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                         OPPENHEIMER HIGH INCOME FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the Oppenheimer Strategic Bond Fund would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                        OPPENHEIMER STRATEGIC BOND FUND
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the WRL Emerging Growth Portfolio would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                         WRL EMERGING GROWTH PORTFOLIO
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the WRL Growth Portfolio would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                             WRL GROWTH PORTFOLIO
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

The following example shows how the hypothetical net return of the WRL Global Portfolio would have affected benefits for a Policy dated January 1, 1999. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                             WRL GLOBAL PORTFOLIO
                  Male Issue Age 65, $100,000 Single Premium
             ($174,000 Specified Amount, Non-Tobacco Select Risk)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                CASH VALUE            NET SURRENDER VALUE
                                          ------------------------   -----------------------
                                           CURRENT     GUARANTEED     CURRENT     GUARANTEED
                                          ---------   ------------   ---------   -----------
 Policy Anniversary on January 1 of 1999      $             $            $            $

     Please see Appendix A for full illustrations based on hypothetical rates of return.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SALE OF THE POLICIES

     The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation
(AFSG), the principal underwriter of the Policy. AFSG is located at 4425 North River Blvd., NE, Cedar Rapids, Iowa 52402, is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to PFL agents or other registered representatives will be approximately 7% of the initial premium. In addition, certain production, persistency and managerial bonuses may be paid.

LEGAL MATTERS

     Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. All matters of Iowa law pertaining to the Policy have been passed upon by Frank
A. Camp, Vice President and Division General Counsel, PFL Life Insurance
Company.

LEGAL PROCEEDINGS

     Like other life insurance companies, we are involved in lawsuits. We are not aware of any class action lawsuits naming us as a defendant or involving the separate account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that there are no pending or threatened lawsuits that will adversely impact us or the separate account.

YEAR 2000 MATTERS

     We have in place a Year 2000 Assessment and Planning Project (the "Plan") to review and analyze existing hardware and software systems, and voice and data communications systems, to determine if they are Year 2000 compatible. The Plan provides for a management process which ensures that when a particular system, or software application, is determined to be "non-complaint," the proper steps are in place to either remedy the "non-compliance" or cease using the particular system or software. The Plan also requires the Chief Information Officer to report to the Board of Directors on a regular and routine basis the status of efforts under the Plan. We also have engaged the services of a third-party provider that specializes in Year 2000 issues.

     The Plan has four specific objectives:

     /bullet/  develop an inventory of all applications
     /bullet/ evaluate those applications to determine the most prudent manner to move them to Year 2000 compliance, if necessary;
     /bullet/ estimate budgets, resources and schedules for moving the applications to Year 2000 compliance; and
     /bullet/ define testing and deployment requirements to successfully manage the changes of any codes.

     As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people and dollars, including engaging outside third parties, to ensure that the Plan will be completed.

     Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). Even with the appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Also, the actions (or failure to act) of third parties beyond our knowledge or control may affect our ability to function unaffected to and through the Year 2000. See the Portfolios' prospectuses for information on their preparation for Year 2000.

FINANCIAL STATEMENTS

     This prospectus does not include financial statements of the separate account because, as of the date of this prospectus, the separate account had not yet commenced operations, had no assets, and had incurred no liabilities. Our financial statements appear on the following pages. Our financial statements should be distinguished from the separate account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

ADDITIONAL INFORMATION ABOUT PFL LIFE INSURANCE COMPANY

     PFL is a stock life insurance company that is a wholly-owned indirect subsidiary of AEGON USA, Inc. AEGON USA, Inc. is a wholly-owned indirect subsidiary of AEGON nv, a Netherlands corporation that is a publicly traded international insurance group. PFL's home office is located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

     PFL was incorporated in 1961 under Iowa law and is subject to regulation by the Iowa Commissioner of Insurance. PFL is engaged in the business of issuing life insurance policies and annuity contracts, and is licensed to do business in the District of Columbia, Guam and all states except New York. PFL submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. PFL has filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

     PFL intends to reinsure a portion of the risks assumed under the Policies.

PFL'S EXECUTIVE OFFICERS AND DIRECTORS

     PFL is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of PFL's executive officers and directors.

                              BOARD OF DIRECTORS

NAME AND ADDRESS                        PRINCIPAL OCCUPATION
AND POSITION WITH PFL                   DURING PAST 5 YEARS
---------------------------------------------------------------------------------------------------------------
  William L. Busler*                    Director, Chairman of the Board, and President
  Director, Chairman of the
  Board, and President
---------------------------------------------------------------------------------------------------------------
  Larry N. Norman*                      Director, Executive Vice President
  Director, Executive Vice President
---------------------------------------------------------------------------------------------------------------
  Patrick S. Baird*                     Executive Vice President (1995-present), Chief Operating Officer
  Director, Senior Vice                 (1996-present), Chief Financial Officer (1992-1995), Vice President and
  President, and Chief                  Chief Tax Officer (1984-1995) of AEGON USA.
  Operating Officer
---------------------------------------------------------------------------------------------------------------
  Douglas C. Kolsrud*                   Director, Senior Vice President, Chief Investment Officer and
  Director, Senior Vice                 Corporate Actuary
  President, Chief Investment
  Officer and Corporate Actuary
---------------------------------------------------------------------------------------------------------------
  Craig D. Vermie                       Director, Vice President, Secretary and General Counsel
  Director, Vice President,
  Secretary and General Counsel

* Located at PFL Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids,
                                 IA 52449.


The following table gives the name, address and principal occupation during the past five years of the senior officers of PFL (other than officers listed above as directors).

                                SENIOR OFFICERS

 NAME AND ADDRESS                  PRINCIPAL OCCUPATION
AND POSITION WITH PFL              DURING PAST 5 YEARS
----------------------------------------------------------------------------------------
  Robert J. Kontz                  Vice President and Corporate Controller
  Vice President and Corporate
  Controller
----------------------------------------------------------------------------------------
  Brenda K. Clancy                 Vice President, Treasurer and Chief Financial Officer
  Vice President, Treasurer and
  Chief Financial Officer
----------------------------------------------------------------------------------------

* Located at PFL Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52449.

     PFL holds the assets of the separate account physically segregated and apart from the general account. PFL maintains records of all purchases and sale of Portfolio shares by each of the subaccounts. A blanket bond issued to AEGON U.S. Holding Corporation ("AEGON U.S.") in the amount of $5 million (subject to a $1 million deductible), covering all of the employees of AEGON U.S. and its affiliates, including PFL. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $12 million.

ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT

     PFL established the separate account as a separate investment account under Iowa law in 1998. PFL owns the assets in the separate account and is obligated to pay all benefits under the Policies. The separate account may be used to support other variable life insurance policies of PFL. The separate account is registered with the Commission as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

ILLUSTRATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the Death Benefit, Cash Value, and Net Surrender Value under a Policy covering a male Insured of age 65 on the Policy Date, would change over time if the single premium was paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables also show how the Policy would operate if the premium accumulated at 5% interest. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

     THE HYPOTHETICAL INVESTMENT RETURNS ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Cash Value will depend on factors such as the amounts you allocate to particular Portfolios, the amounts deducted for the Policy's monthly and daily charges, the Portfolios' expense ratios, your Policy loan and withdrawal history, and rates of inflation.

     The illustrations assume that the assets in the Portfolios are subject to an annual expense ratio of 0.__% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the Portfolios for the last fiscal year and take into account current expense reimbursement arrangements. For information on Portfolio expenses, see the Funds' prospectuses.

     The illustrations also reflect the Monthly Policy Charge and the Daily Charge for the hypothetical Insured. Separate illustrations on each of the following pages reflect our current Cost of Insurance Charges and the higher guaranteed maximum cost of insurance that we may have the contractual right to charge. The illustrations assume that no Policy loans have been taken and assume no charges for Federal or state taxes or charges for supplemental benefits.


     After deducting Portfolio expenses, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for the separate account of -1.45%, 4.55% and 10.55%, respectively.


     [THE ILLUSTRATIONS ARE BASED ON PFL'S GENDER DISTINCT RATES FOR NON-TOBACCO USERS. UPON REQUEST, PFL WILL FURNISH A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S INDIVIDUAL CIRCUMSTANCES. SUCH ILLUSTRATIONS MAY ASSUME DIFFERENT HYPOTHETICAL RATES OF RETURN THAN THOSE ILLUSTRATED IN THE FOLLOWING ILLUSTRATIONS.]

Index to Financial Statements
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PFL LIFE INSURANCE COMPANY

Report of Independent Auditors dated February__, 1999.
Statutory-Basis Balance sheets at December 31, 1998 and 1997.

Statutory-Basis Statements of Operations for the years ended December 31, 1998, 1997 and 1996.

Statutory-Basis Statements of Changes in Capital and Surplus for the years ended December 31, 1998, 1997, and 1996.

Statutory-Basis Statements of Cash Flows for the years ended December 31, 1998, 1997, and 1996.

Notes to Statutory-Basis Financial Statements

Statutory-Basis Financial Statement Schedules

                                   PART II.
                               OTHER INFORMATION


                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

               REPRESENTATION PURSUANT TO SECTION 26(E) (2) (A)

      PFL Life Insurance Company ("PFL Life") hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life.

                             RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

     The facing sheet
     The Prospectus, consisting of 58 pages
     The undertaking to file reports
     Representation Pursuant to Section 26(e) (2) (A)
     The statement with respect to indemnification
     The Rule 484 undertaking
     The signatures

Written consent of the following persons:

     (a)   Richard R. Greer, Actuary
     (b)   Frank A. Camp, Esq.
     (c)   Sutherland Asbill & Brennan LLP
     (d)   Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:
     A.   (1)   Resolutions of the Board of Directors of PFL Life establishing the Separate Account

          (2)  Not Applicable
          (3)  Distribution of Policies:
               (a)  Form of Principal Underwriting Agreement (4)
               (b)  Form of Broker-Dealer Supervision and Sales Agreement
                    by and between AFSG Securities Corporation and the Broker-Dealer (4)
          (4)  Not Applicable
          (5)  Specimen Flexible Premium Variable Life Insurance Policy
               (a) Individual Policy Form (VL20)
               (b) Joint Policy Form (JL20)
          (6)  (a) Certificate of Incorporation of PFL Life (2)
               (b)  By-Laws of PFL Life (2)
          (7)  Not Applicable
          (8)  Participation Agreements:
               (a) Among MFS Variable Insurance Trust and PFL Life and Massachusetts Financial Services Company
               (b) Among AIM Variable Insurance Funds, Inc., PFL Life and AFSG Securities Corporation (4)
               (c)  Among PFL Life and Dreyfus Variable Investment Fund (4)
               (d) Amendment to Participation Agreement Among PFL Life and Dreyfus Variable Investment Fund
               (e) Amendment to Participation Agreement Among Oppenheimer Variable Account Funds, Oppenheimerfunds, Inc. and PFL Life
               (f) Among Oppenheimer Variable Account Funds, Oppenheimerfunds, Inc. and PFL Life (4)
               (g) Among WRL Series Fund, Inc. and PFL Life and Amendments thereto (3)
               (h) Among Variable Insurance Product Funds and Variable Insurance Products Fund II, Fidelity Distributors Corporation, and PFL Life, and amendments thereto (5)
          (9)  Not Applicable
          (10) Application for Flexible Premium Variable Life Insurance Policy
               (6)
          (11) Memorandum describing issuance, transfer and redemption procedures (6)

2.   See Exhibit 1.A.

3.   Opinion of Counsel as to the legality of the securities being registered
     (6)

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5.   Not Applicable

6. Opinion and consent of Richard R. Greer as to actuarial matters pertaining to the securities being registered (6)

7.   Consent of Frank A. Camp, Esq. (6)

8.   Consent of Sutherland Asbill & Brennan LLP (6)

9.   Consent of Ernst & Young LLP (6)

10.  Powers of Attorney

----------------------------------------
(1) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 33-92226) filed on July 10, 1998 and hereby is incorporated by reference.

(2) This exhibit was previously filed on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-3 (File No. 333-36297) filed on February 27, 1998 and is hereby incorporated by reference.
(3) This exhibit was previously filed on Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-26209) filed on April 29, 1998 and is hereby incorporated by reference.
(4) This exhibit was previously filed on Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File 333-7509) filed on April 30, 1998 and is hereby incorporated by reference.
(5) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File 333-7509) filed on December 6, 1996 and is hereby incorporated by reference.
(6)  To be filed by Amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Legacy Builder Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Cedar Rapids, Iowa on the 27th day of November, 1998.

(Seal)                                    LEGACY BUILDER VARIABLE LIFE
                                          SEPARATE ACCOUNT

                                          PFL LIFE INSURANCE COMPANY
                                          Depositor

                                          /s/ WILLIAM L. BUSLER
                                          ---------------------
                                          William L. Busler
                                          President


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                                      TITLE                   DATE
                                      -----                   ----

/s/ PATRICK S. BAIRD                 Director                 November 27, 1998
----------------------------
Patrick S. Baird

/s/ CRAIG D. VERMIE                  Director                 November 27, 1998
----------------------------
Craig D.  Vermie

/s/ WILLIAM L. BUSLER                Director                 November 27, 1998
----------------------------         (Principal Executive
William L. Busler                    Officer)

/s/ LARRY N. NORMAN                  Director                 November 27, 1998
----------------------------
Larry N. Norman

/s/ DOUGLAS C. KOLSRUD               Director                 November 27, 1998
----------------------------
Douglas C. Kolsrud

/s/ ROBERT J. KONTZ                  Corporate Controller     November 27, 1998
----------------------------
Robert J. Kontz*

/s/ BRENDA K. CLANCY                 Treasurer                November 27, 1998
----------------------------
Brenda K. Clancy

* Principal Accounting Officer

                                  Exhibit Index

EXHIBIT                         DESCRIPTION
  NO.                           OF EXHIBIT
-------                         -----------

1.A.(1)             Resolutions of the Board of Directors of PFL Life
                    establishing the Separate Account
1.A.(5)(a)          Individual Specimen Flexible Variable Life Insurance Policy
1.A.(5)(b)          Joint Specimen Flexible Variable Life Insurance Policy
1.A.(8)(a)          Participation Agreement Among MFS Variable Insurance Funds,
                    Inc., PFL Life and Massachusetts Financial Services Company
1.A.(8)(d)          Amendment to Participation Agreement Among PFL Life and
                    Dreyfus Variable Investment Fund
1.A.(8)(e)          Amendment to Participation Agreement Among Oppenheimer
                    Variable Account Funds, Oppenheimerfunds, Inc. and PFL Life
10                  Powers of Attorney